# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zillow Group, Inc., CIK 0001617640
CUSIP: 98954M101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1301 SECOND AVENUE, FLOOR 36, SEATTLE, Washington (WA), 98101
Date of event which requires filing of this statement: 06/11/2026
Amends the filing with accession number 0001193125-14-298520
Filed by CIK 0001184230
Persons authorized to receive notices and communications: Richard N. Barton, 1301 Second Avenue, Floor 36, Seattle, Washington (WA), 98101, (206) 470-7000

## Reporting persons
- Richard N. Barton (CIK 0001184230): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,954,261; shared voting power 20,000; sole dispositive power 3,954,261; shared dispositive power 240,004; aggregate amount beneficially owned 4,194,265 (9.2% of the class)
  Comment: Rows 7 and 9 include (i) 190,536 shares of Class A Common Stock and (ii) 3,423,845 shares of Class A Common Stock issuable upon conversion of 3,423,845 shares of Class B Common Stock, owned directly by the Reporting Person and over which the Reporting Person has sole voting and dispositive power. Also includes 339,880 shares of Class A Common Stock issuable upon conversion of 339,880 shares of Class B Common Stock owned indirectly by the Reporting Person through Barton Ventures II, LLC, a Washington limited liability company ("Barton LLC"), and over which the Reporting Person has sole voting and dispositive power. Class A Common Stock has one (1) vote per share and Class B Common Stock has ten (10) votes per share. The shares reported in rows 7 and 8 represent an aggregate of 37,847,786 votes available with respect to the Issuer's outstanding shares, which is equal to approximately 36.4% of the combined voting power of issued and outstanding shares of the Issuer as of June 11, 2026, based on 41,711,654 shares of Class A Common Stock and 6,217,447 shares of Class B Common Stock outstanding as of June 11, 2026. Excludes 220,004 shares of Class A Common Stock owned by the Barton Descendants' Trust dated December 30, 2004 (the "Barton Trust") for which the Reporting Person is a co-trustee but over which shares the Reporting Person does not have voting power.
  
  Row 8 includes 20,000 shares of Class A Common Stock owned by The Barton Foundation for which the Reporting Person is a co-trustee. Excludes 220,004 shares of Class A Common Stock owned by the Barton Trust for which the Reporting Person is a co-trustee but over which shares the Reporting Person does not have voting power.
  
  Rows 10 and 11 include 220,004 shares of Class A Common Stock owned by the Barton Trust for which the Reporting Person is a co-trustee and 20,000 shares of Class A Common Stock owned by The Barton Foundation for which the Reporting Person is a co-trustee.
  
  Row 13 assumes the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person to Class A Common Stock. Class B Common Stock converts to shares of Class A Common Stock on a one-for-one basis.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Zillow Group, Inc.
Address of issuer's principal executive offices: 1301 SECOND AVENUE, FLOOR 36, SEATTLE, Washington (WA), 98101
Comment:
This Amendment No. 4 (this "Amendment") to the Schedule 13D filed on August 6, 2014, as previously amended (the "Schedule 13D"), relates to the Class A Common Stock of Zillow Group, Inc., a Washington corporation (the "Issuer"). Capitalized terms used in this Amendment and not defined herein have the meanings set forth in the Schedule 13D.

This Amendment is being filed to reflect increases in the percentage of outstanding Class A Common Stock of the Issuer beneficially owned by the Reporting Person following the Issuer's repurchases of Class A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover page to this Amendment is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Amendment is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in shares of Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best of the Reporting Person's knowledge, no person, other than the co-trustee of the Barton Trust, the co-trustee of The Barton Foundation and the co-manager of the Barton LLC, with respect to the shares of Class A Common Stock or Class B Common Stock, as applicable, owned by each of the Barton Trust, The Barton Foundation and the Barton LLC, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Richard N. Barton: /s/ Richard N. Barton, Richard N. Barton (06/15/2026)